UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nielsen Holdings N.V.

(Name of issuer)

Common Stock, par value €0.07 per share

(Title of class of securities)

N63218106

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. N63218106	Page 2 of 13 Pages

(1)	Names of reporting persons Hellman & Friedman Investors V (Cayman), Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 270,746,445*
(7) Sole dispositive power 0
(8) Shared dispositive power 270,746,445*
(9)	Aggregate amount beneficially owned by each reporting person 270,746,445*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 75.4%†
(12)	Type of reporting person (see instructions) OO

*	Represents the aggregate number of shares of common stock, par value €0.07 per share (“Common Stock”), of Nielsen Holdings N.V. (the “Issuer”) held by Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”).

†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. N63218106	Page 3 of 13 Pages

(1)	Names of reporting persons Hellman & Friedman Investors V (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 270,746,445*
(7) Sole dispositive power 0
(8) Shared dispositive power 270,746,445*
(9)	Aggregate amount beneficially owned by each reporting person 270,746,445*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 75.4%†
(12)	Type of reporting person (see instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.

†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of December 31, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. N63218106	Page 4 of 13 Pages

(1)	Names of reporting persons Hellman & Friedman Capital Partners V (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 270,746,445*
(7) Sole dispositive power 0
(8) Shared dispositive power 270,746,445*
(9)	Aggregate amount beneficially owned by each reporting person 270,746,445*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 75.4%†
(12)	Type of reporting person (see instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.

†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of December 31, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. N63218106	Page 5 of 13 Pages

(1)	Names of reporting persons Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 270,746,445*
(7) Sole dispositive power 0
(8) Shared dispositive power 270,746,445*
(9)	Aggregate amount beneficially owned by each reporting person 270,746,445*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 75.4%†
(12)	Type of reporting person (see instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.

†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of December 31, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission.

SCHEDULE 13G

CUSIP No. N63218106	Page 6 of 13 Pages

(1)	Names of reporting persons Hellman & Friedman Capital Associates V (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 270,746,445*
(7) Sole dispositive power 0
(8) Shared dispositive power 270,746,445*
(9)	Aggregate amount beneficially owned by each reporting person 270,746,445*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐ See Item 4 and Item 8
(11)	Percent of class represented by amount in Row (9) 75.4%†
(12)	Type of reporting person (see instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.

†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission.

Page 7 of 13 Pages

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value €0.07 per share (“Common Stock”), of Nielsen Holdings N.V. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Nielsen Holdings N.V.

(b)	Address of Issuer’s Principal Executive Offices:

770 Broadway

New York, New York 10003

Item 2.

(a)	Name of Person Filing:

Hellman & Friedman Investors V (Cayman), Ltd.

Hellman & Friedman Investors V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Walkers Corporate Services Limited

Walker House

87 Mary Street, Georgetown

Grand Cayman KY1-9005

Cayman Islands

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, €0.07 par value per share.

Page 8 of 13 Pages

(e)	CUSIP Number:

N63218106

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which are held by a private investor group. Luxco holds 270,746,445 shares of Common Stock, or 75.4% of the outstanding shares of Common Stock based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011.

Hellman & Friedman Capital Partners V (Cayman), L.P. owns 34,801 ordinary shares and 11,191,867 Yield Free Convertible Preferred Equity Certificates (“YFCPECs”) of Luxco, or 8.610% of Luxco’s outstanding capital. Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. owns 4,874 ordinary shares and 1,537,166 YFCPECs of Luxco, or 1.183% of Luxco’s outstanding capital. Hellman & Friedman Capital Associates V (Cayman), L.P. owns 10 ordinary shares and 6,359 YFCPECs of Luxco, or 0.005% of Luxco’s outstanding capital. Hellman & Friedman Investors V (Cayman), Ltd. is the sole general partner of Hellman & Friedman Investors V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), L.P., in turn, is the sole general partner of each of Hellman & Friedman Capital Partners V (Cayman), L.P. Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. and Hellman & Friedman Capital Associates V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), Ltd. is owned and controlled by 14 shareholders, none of whom own more than 9.9% of Hellman & Friedman Investors V (Cayman), Ltd. Hellman & Friedman Investors V (Cayman), Ltd. has formed a four-member investment committee (the “Investment Committee”) that serves at the discretion of Hellman & Friedman Investors V (Cayman), Ltd.’s Board of Directors and makes recommendations to such Board with respect to matters presented to it. Members of the Investment Committee are Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer. Each of the Reporting Persons, the members of the Investment Committee and the shareholders of Hellman & Friedman Investors V (Cayman), Ltd. disclaim beneficial ownership of any shares of Common Stock.

Page 9 of 13 Pages

Based on the ownership of outstanding capital of Luxco specified above, the following shares of Common Stock held by Luxco would be attributable to each of the following Reporting Persons:

	September 30,	September 30,
Reporting Person	Shares Attributable	Percent(*)
Hellman & Friedman Investors V (Cayman), Ltd.	26,527,387	7.4%
Hellman & Friedman Investors V (Cayman), L.P.	26,527,387	7.4%
Hellman & Friedman Capital Partners V (Cayman), L.P.	23,312,123	6.5%
Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.	3,202,039	0.9%
Hellman & Friedman Capital Associates V (Cayman), L.P.	13,225	(** )

(*)	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011.

(**)	Less than 0.1%.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Page 10 of 13 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Luxco holds 270,746,445 shares of Common Stock, or 75.4% of the outstanding shares of Common Stock based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011. Each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Centerview Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, is a party to an amended and restated shareholders agreement dated as of January 31, 2011 (the “Luxco Shareholders Agreement”). In addition, the Investor Funds, Luxco, the Issuer, Valcon Acquisition B.V. and The Nielsen Company B.V. are parties to an amended as restated shareholders agreement dated as of January 31, 2011 (the “Nielsen Shareholders Agreement” and, together with the Luxco Shareholders Agreement, the “Shareholders Agreements”). Given the terms of the Shareholders Agreements, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Luxco. However, each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V.

AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V, L.P.

Blackstone Participation Partnership (Cayman) V, L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Participations S.à r.l. SICAR

Centerview Funds

Centerview Capital, L.P.

Centerview Employees, L.P.

Centerview VNU LLC

Page 11 of 13 Pages

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL (Alternative) Fund V, L.P.

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS V
(CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V
(CAYMAN), L.P.,
its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

Page 13 of 13 Pages

HELLMAN & FRIEDMAN CAPITAL PARTNERS V
(CAYMAN PARALLEL), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.,
its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES V (CAYMAN), L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), L.P.,
its general partner

By:	HELLMAN & FRIEDMAN INVESTORS V (CAYMAN), LTD.,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Vice President

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement among Hellman & Friedman Investors V (Cayman), Ltd., Hellman & Friedman Investors V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman), L.P., Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. and Hellman & Friedman Capital Associates V (Cayman), L.P., as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.